Exhibit 99.1
February 13, 2026 Q4 & FY 2025 and 2026 Outlook 1 Q4 & FY 2025 and 2026 OUTLOOK

Vice President, Investor Relations Louis Tonelli 2 Q4 & FY 2025 and 2026 OUTLOOK

Forward-Looking Statements

Certain statements in this document constitute "forward-looking information" or "forward-looking statements" (collectively, "forward-looking statements"). Any such forward-looking statements are intended to provide information about management's current expectations and plans and may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, strategic objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "assume", "believe", "intend", "plan", "aim", "forecast", "outlook", "project", "potential", "estimate", "target", "imply" and similar expressions suggesting future outcomes or events to identify forward-looking statements. The following table identifies the material forward-looking statements contained in this document, together with the material potential risks that we currently believe could cause actual results to differ materially from such forward-looking statements. Readers should also consider all of the risk factors which follow below the table:

Material Forward-Looking Statement	Material Potential Risks Related to Applicable Forward-Looking Statement	
Light Vehicle Production	• Light vehicle sales levels, including due to: - A decline in consumer confidence - Economic uncertainty - Elevated interest rates and availability of consumer credit - Deteriorating vehicle affordability	• Tariffs and/or other actions that erode free trade agreements • Production deferrals, cancellations and volume reductions • Production and supply disruptions • Commodities prices • Availability and relative cost of skilled labour
Total Sales Segment Sales	• Same risks impacting Light Vehicle Production above • Alignment of our product mix with production demand • Customer concentration • Pace of EV adoption, including North American electric vehicle program deferrals, cancellations and volume reductions and growth of Chinese OEMs	• Shifts in market shares among vehicles or vehicle segments • Shifts in consumer "take rates" for products we sell • Relative currency values
Adjusted EBIT Margin Adjusted Diluted EPS Free Cash Flow	• Same risks impacting Total Sales and Segment Sales above • Execution of critical program launches • Operational underperformance • Product warranty/recall risks • Production inefficiencies • Unmitigated incremental tariff costs • Restructuring costs and/or impairment charges	• Inflation • Ability to secure planned cost recoveries from our customers and/or otherwise offset higher input costs • Price concessions • Commodity cost volatility • Scrap steel price volatility
Equity Income	• Same risks impacting Adjusted EBIT Margin above • Risks related to conducting business through joint ventures • Risks of doing business in foreign markets	• Legal and regulatory proceedings • Changes in law
Weighted Average Diluted Shares Outstanding Share Repurchases	• Same risks impacting Free Cash Flow above • Ability to repurchase shares for cancellation, including due to normal course issuer bid rules, trading blackouts, and other factors	



3 Q4 & FY 2025 and 2026 OUTLOOK

MAGNA

Forward-Looking Statements (cont.)

Forward-looking statements are based on information currently available to us and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. While we believe we have a reasonable basis for making any such forward-looking statements, they are not a guarantee of future performance or outcomes. In addition to the factors in the table above, whether actual results and developments conform to our expectations and predictions is subject to a number of risks, assumptions, and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation:

Macroeconomic, Geopolitical and Other Risks
- consumer confidence levels;
- geopolitical risks;
- threats to free trade agreements;
- international trade disputes;
- planning and forecasting challenges;
- interest rates and availability of consumer credit;

Risks Related to the Automotive Industry
- pace of EV adoption;
- North American EV program deferrals, cancellations and volume reductions;
- economic cyclicality;
- regional production volumes;
- deteriorating vehicle affordability;
- intense competition;

Strategic Risks
- evolution of the vehicle;
- evolving business risk profile;
- technology and innovation;
- investments in mobility and technology companies;

Customer-Related Risks
- customer concentration;
- market shifts;
- growth of Chinese OEMs;
- dependence on outsourcing;
- consumer take rate shifts;
- customer purchase orders;
- potential OEM production-related disruptions;

Supply Chain Risks
- semiconductor chip supply disruptions and price increases
- supply base;
- supplier claims;
- supply chain disruptions;
- regional energy supply and pricing;

Manufacturing/Operational Risks
- product launch;
- operational underperformance;
- restructuring costs and impairment charges;
- skilled labour attraction/retention;

Pricing Risks
- quote/pricing assumptions;
- customer pricing pressure/contractual arrangements;
- commodity price volatility;
- scrap steel/aluminum price volatility;

Warranty/Recall Risks
- repair/replacement costs;
- warranty provisions;
- product liability;

IT Security/Cybersecurity Risks
- IT/cybersecurity breach;
- product cybersecurity;

Other Business Risks
- joint ventures;
- intellectual property;
- risks of doing business in foreign markets;
- tax risks;
- relative foreign exchange rates;
- returns on capital investments;
- financial flexibility;
- credit ratings changes;
- stock price fluctuation;

Legal, Regulatory and Other Risks
- legal and regulatory proceedings; and
- changes in laws.

In evaluating forward-looking statements or forward-looking information, we caution readers not to place undue reliance on any forward-looking statement. Additionally, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements, including the risks, assumptions and uncertainties above which are:
- discussed under the "Industry Trends and Risks" heading of our Management's Discussion and Analysis; and
- set out in our Annual Information Form filed with securities commissions in Canada, our annual report on Form 40-F with the United States Securities and Exchange commission, and subsequent filings.

Readers should also consider discussion of our risk mitigation activities with respect to certain risk factors, which can be also found in our Annual Information Form. Additional information about Magna, including our Annual Information Form, is available through the System for Electronic Data Analysis and Retrieval + (SEDAR+) at **www.sedarplus.ca**, as well as on the United States Securities and Exchange Commission's Electronic Data Gathering, Analysis and Retrieval System (EDGAR), which can be accessed at **www.sec.gov**.

4 Q4 & FY 2025 and 2026 OUTLOOK

Today's discussion excludes the impact of other expense (income), net ("Unusual Items") and amortization of acquired intangible assets. Please refer to the reconciliation of Non-GAAP measures in our press release dated February 13, 2026 for further information. "Organic", in the context of sales movements, means "excluding the impact of foreign exchange, acquisitions and divestitures". Weighted Sales Growth over Market (GoM) compares Magna organic sales growth (%) to vehicle production change (%) after applying Magna-specific geographic sales weighting, excluding Complete Vehicles, to regional production. All amounts are in U.S. Dollars Reminders 5 Q4 & FY 2025 and 2026 OUTLOOK

Chief Executive Officer Swamy Kotagiri 6 Q4 & FY 2025 and 2026 OUTLOOK

Key Takeaways 7 Q4 & FY 2025 and 2026 OUTLOOK Strong Q4 and 2025 financial performance, 1 reflecting resilience of our business model • Continued traction on operational excellence activities • Successful efforts across Magna to secure commercial recoveries • Executed tariff mitigation plans, offsetting vast majority of direct impacts • Third straight year of Adj. EBIT margin expansion

Key Takeaways 8 Q4 & FY 2025 and 2026 OUTLOOK Focus on free cash flow resulting in 2 strong delivery • Generated full year operating cash flow of $3.6 billion and free cash flow of $1.9 billion • Disciplined approach to capital spending – CapEx/Sales of 3.1% for 2025 • Continue to improve fixed cost structure and optimize engineering spend across the enterprise • Adj. Debt to Adj. EBITDA ratio at 1.58x at December 31st, ended 2025 with $1.6 billion in cash

Key Takeaways 9 Q4 & FY 2025 and 2026 OUTLOOK Outlook for 2026 reflects continued 3 improvement, particularly operating margins • Weighted sales growth over market of +1.5% at midpoint • Adjusted EBIT margin expansion between 40 and 100 bps for the year • Free cash flow generation in $1.6 – 1.8B range

Key Takeaways 10 Q4 & FY 2025 and 2026 OUTLOOK Executing our deliberate and proven capital 4 allocation strategy • Driving EPS growth with strong free cash flow • ~22 million shares available for repurchase as of today under current buyback authorization (NCIB) • Company plans to repurchase all remaining available shares during 2026 • Maintaining strong balance sheet and financial flexibility

Highlights 2025 11 Q4 & FY 2025 and 2026 OUTLOOK

12 Q4 & FY 2025 and 2026 OUTLOOK Financial Results – Q4 and Full Year 2025 CONSOLIDATED SALES ADJUSTED EBIT ADJUSTED DILUTED EPS FREE CASH FLOW Q4 2025 $10.8B 7.5% $814M $2.18 $1.3B YoY ▲2% ▲100bps ▲18% ▲29% ▲$316M FY 2025 $42.0B 5.6% $2,364M $5.73 $1.9B YoY ▼2% ▲20bps ▲2% ▲ 6% ▲$849M

Met or Exceeded Prior Outlooks on All Key Metrics 13 Q4 & FY 2025 and 2026 OUTLOOK Performance Against Prior Outlooks ($Billions) Initial 2025 Outlook (February) Most Recent 2025 Outlook (October) 2025 Actual Sales 38.6 – 40.2 41.1 – 42.1 42.0 3 Adjusted EBIT Margin 5.3% – 5.8% 5.4% – 5.6% 5.6% 3 Adjusted Net Income 1.3 – 1.5 1.45 – 1.55 1.62 3 Free Cash Flow 0.8 – 1.0 1.0 – 1.2 1.91 3 Capital Spending ~1.8 ~1.5 1.31 3

Driving Long-Term Performance

Product Innovation and Growth

- Hit target award bookings for '25, including:
  - High-voltage programs for hybrids and EVs with multiple customers
  - Large ADAS program with NA-based global OEM
  - Gen 3 core seat structure awards across multiple China-based OEMs
  - Complete Vehicle assembly programs with XPENG and GAC
  - 2028 business already ~90% booked
- Collaboration with NVIDIA to deliver AI-powered solutions in active safety
- Recognized with Automotive News PACEpilot award for our thermal sensing technology



14 Q4 & FY 2025 and 2026 OUTLOOK

MAGNA

Driving Long-Term Performance Operational Excellence Driving Margin Expansion 15 • Contributed ~35 bps in 2025 • Operational excellence at scale: ~80% of facilities streaming live data on a unified platform, providing improved visibility • Material flow optimization underway in over half our divisions, delivering logistics savings • Continued deployments of AI in scheduling, process quality control, and condition-based monitoring • Implemented energy saving projects and achieved 100% renewable energy in Europe • A record 151 customer recognition awards Q4 & FY 2025 and 2026 OUTLOOK

Driving Long-Term Performance People Focus 16 • Operational Management Accelerator Program earned Brandon Hall Group's Best Senior Manager Development Program award • Named to Ethisphere's "World's Most Ethical Companies" list (4th consecutive year) • Made Fortune's "World's Most Admired Companies" list (9th consecutive year) Q4 & FY 2025 and 2026 OUTLOOK

EVP & Chief Financial Officer Phil Fracassa 17 Q4 & FY 2025 and 2026 OUTLOOK

Results Q4 2025 18 Q4 & FY 2025 and 2026 OUTLOOK

Q4 2025 Financial Results Adjusted Diluted EPS ($) $1.69 $2.18 0.0 0.1 0.1 0.1 0.1 0.1 0.1 0.1 $0.00 $0.50 $1.00 $1.50 $2.00 $2.50 Q4'24 Q4'25 +29% Consolidated Sales ($Billions) $10.6 $10.8 0.0 0.1 0.1 0.1 0.1 0.1 0.1 0.1 $0.0 $2.0 $4.0 $6.0 $8.0 $10.0 Q4'24 Q4'25 +2% Adjusted EBIT Margin (%) 6.5% 7.5% 0.0% 1.0% 2.0% 3.0% 4.0% 5.0% 6.0% 7.0% 8.0% Q4'24 Q4'25 +100 bps 19 Q4 & FY 2025 and 2026 OUTLOOK

Q4 2025 Financial Results 20 Q4 & FY 2025 and 2026 OUTLOOK 1 Weighted Sales Growth over Market (GoM) compares Magna organic sales growth (%) to vehicle production change (%) after applying Magna-specific geographic sales weighting, excluding Complete Vehicles, to regional production 2 "Other" includes customer price increases to recover certain higher input costs and tariffs, the net impact of commercial items, and net customer price concessions Consolidated Sales ($Millions) +2% 10,628 355 106 -241 10,848 Q4 2024 Foreign Exchange Volumes, Launches & Other Complete Vehicles excl. FX Q4 2025 2 Q4 2025 LV Production North America -3% Europe 3% China -2% Global -1% Magna Weighted -1% Weighted Sales GoM1: 0% (+2% excl. Complete Vehicles)

Q4 2025 Financial Results



Adjusted EBIT & Margin
($Millions and %)
6.5%
$689
1.30%
0.50%
-0.50%
-0.30%
7.5%
$814
Note: bps changes are approximate
Q4 2024
Operational
Tariffs
Discrete Items 1
Volumes & Other
Q4 2025

[1] Includes items from both Q4 2025 and Q4 2024. Represents the net change year over year.

- Operational
  - Operational excellence activities driving productivity and efficiency improvements (+)
  - Benefits of previous restructuring actions (+)
  - Lower engineering spend (+)
  - Higher commodity and labour costs (-)
- Tariffs
  - Customer recoveries, net of costs incurred (+)
- Discrete Items[1]
  - Net impact of commercial items (-)
  - Impact of Chinese OEM insolvencies in '24 (+)
- Volumes & Other
  - Higher profit sharing and incentive comp (-)
  - Engineering income in '24 on the cancellation of a Complete Vehicle contract (-)
  - Unfavourable product mix (-)
  - Earnings on higher sales (+)

21 Q4 & FY 2025 and 2026 OUTLOOK

Q4 2025 Segment Performance „ Q4 2024 „ Q4 2025 Seating Power & Vision Complete Vehicles Body Exteriors & Structures $4,067 $4,252 $0,000 $0,500 $1,000 $1,500 $2,000 $2,500 $3,000 $3,500 $4,000 $4,500 $371 $465 9.1% 10.9% 0.0 0.0 0.1 0.1 0.2 0.2 $0 $100 $200 $300 $400 $500 Sales +5% EBIT +25% $1,511 $1,633 $0 $200 $400 $600 $800 $1,000 $1,200 $1,400 $1,600 $1,800 $67 $136 4.4% 8.3% 0.0 0.0 0.1 0.1 0.2 0.2 $0 $20 $40 $60 $80 $100 $120 $140 $160 Sales +8% EBIT +103% $3,786 $3,841 $0 $500 $1,000 $1,500 $2,000 $2,500 $3,000 $3,500 $4,000 $4,500 $235 $166 6.2% 4.3% 0.0 0.0 0.1 0.1 0.2 $0 $50 $100 $150 $200 $250 $300 $350 $400 Sales +1% EBIT -29% $1,402 $1,261 $0 $200 $400 $600 $800 $1,000 $1,200 $1,400 $1,600 $56 $50 4.0% 4.0% 0.0 0.0 0.0 0.1 0.1 0.1 0.1 0.1 $0 $10 $20 $30 $40 $50 $60 $70 Sales -10% EBIT +11% +180 bps +390 bps -190 bps $Millions 22 Q4 & FY 2025 and 2026 OUTLOOK Warranty accrual reversal Q4'25 includes discrete customer product related settlement

23 Q4 & FY 2025 and 2026 OUTLOOK Q4 & FY Free Cash Flow Free Cash Flow1 ($Millions) ( 1,031 1,347 0 200 400 600 800 1,000 1,200 1,400 1,600 1,800 2,000 Q4'24 Q4'25 1 Free Cash Flow (FCF) is Cash from Operations plus Proceeds from normal course Dispositions of fixed and other assets minus Fixed Asset Additions and Increase in Investment in other assets Key Sources (uses) of cash Net Repayment of Debt (513) (747) Repurchase of Common Shares (202) (86) Dividends paid (133) (135) ($Millions) Q4 2024 Q4 2025 Cash from Operations Before Changes in Operating Assets & Liabilities 896 1,155 Changes in Operating Assets & Liabilities 1,014 827 Cash from Operations 1,910 1,982 Fixed Asset Additions (709) (532) Increase in Investments, Other Assets and Intangible Assets (207) (157) Proceeds from Normal Course Dispositions 37 54 Investment Activities (879) (635) Free Cash Flow1 1,031 1,347 ) 1,058 1,907 0 200 400 600 800 1,000 1,200 1,400 1,600 1,800 2,000 2024 2025 Q4'25 and FY'25 Include Customer Recoveries for Certain EV Investments

Maintaining Strong Balance Sheet and Financial Flexibility 24 Q4 & FY 2025 and 2026 OUTLOOK Rating Agency Leverage Ratio (LTM, 31DEC25) ($millions) Adjusted Debt 6,820 Adjusted EBITDA 4,305 Rating Agency Leverage 1.58x Total Liquidity (31DEC25) ($millions) Cash and Cash Equivalents 1,612 Available Term & Operating Lines of Credit 3,500 Total Liquidity 5,112 Long-Standing Investment-Grade Ratings with Moody's, S&P and DBRS • Ended 2025 with strong liquidity of $5.1B, including $1.6B of cash on hand • Rating agency leverage below 1.6x at 12/31/25, better than expected due to strong Q4 cash flow; expect to be below 1.5x in 2026 • Company well-positioned to significantly increase share repurchases in 2026

25 Q4 & FY 2025 and 2026 OUTLOOK Outlook Consolidated

Financial Outlook – Key Macro Assumptions 26 Q4 & FY 2025 and 2026 OUTLOOK Automotive Light Vehicle Production (millions of units) 2025 2026 North America 15.2 15.0 Europe 16.7 16.8 China 32.7 32.0 Magna-Weighted GLVP Growth -1% ‘25-'26 U.S. Foreign Exchange Rates 2025 2026 Cdn 0.716 0.720 Euro 1.130 1.160 RMB 0.139 0.143 Acquisitions/Divestitures No material acquisitions/divestitures

Consolidated Sales

($Billions)



42.8
42.0
41.9-43.5
Note: represent midpoints
2026 sales outlook: ~flat to up ~3.5% versus 2025
2024
2025
Volumes, Launches & Other
Foreign Currency Translation
Complete Vehicles excl. FX
2026F

- ***2026 sales outlook: ~flat to up ~3.5% vs. 2025***
- New and replacement program launches (+)
- Weaker US$ (+)
- LVP modestly down in North America and China, slightly up in Europe (-)
- EOP of certain high-content programs, including BMW Z4/Toyota Supra, Ford Escape (-)
- ***Weighted organic GoM: 0 to +3% (ex-CV: +1 to +4%)***

27 Q4 & FY 2025 and 2026 OUTLOOK

MAGNA

Consolidated Adj. EBIT Margin % 28 Q4 & FY 2025 and 2026 OUTLOOK • 2026 Adjusted EBIT margin outlook: up 40 -100 basis points versus 2025 • Operational Continued operational excellence and cost reduction initiatives, net of normal price concessions (+) Lower new facility costs (+) Lower tooling contribution (-) Higher launch costs (-) • Volumes & other Earnings on higher sales, including launches (+) Lower warranty expense (+) • Higher equity income (+) 5.4% 5.6% 2024 2025 Operational Volumes & Other Equity Income 2026F 6.0-6.6% Expect Strong Margin Expansion in 2026 on Operational Excellence and Disciplined Execution Note: represent midpoints

29 Q4 & FY 2025 and 2026 OUTLOOK 2026 Outlook Summary Consolidated Sales $41.9B - $43.5B Adjusted EBIT Margin 6.0% - 6.6% Adjusted EPS $6.25 - $7.25 Free Cash Flow $1.6B - $1.8B Other Key Assumptions: • Capital Spending (CapEx): $1.5 - 1.6B • Equity Income: $160 - 195M (included in EBIT margin) • Interest Expense (net): ~$180M • Adjusted Tax Rate: ~23% • Diluted shares outstanding (FY average): ~270 million shares

30 Q4 & FY 2025 and 2026 OUTLOOK Segment Sales & Adjusted EBIT Margin % 2025 2026F 8.1 8.2-8.8 2025 2026F 3.6 3.1-3.7 2025 2026F 4.5 6.0-6.6 2025 2026F 3.1 2.0-2.6 Adjusted EBIT Margin % Body Exteriors & Structures 2025 2026F 16.6 16.6-17.2 '25-’26 0 to 3% Weighted GoM 0 to 4% Sales ($Billions) Power & Vision 2025 2026F 15.2 15.9-16.3 Weighted GoM 4 to 7% '25-’26 5 to 7% Seating Systems 2025 2026F 5.9 5.4-5.7 Weighted GoM -8 to -3% '25-’26 -8 to -3% Complete Vehicles 2025 2026F 4.8 4.4-4.7 Weighted GoM -11 to -5% '25-’26 -9 to -3%

31 Q4 & FY 2025 and 2026 OUTLOOK Chief Executive Officer Swamy Kotagiri

32 Q4 & FY 2025 and 2026 OUTLOOK Closing Comments

33 Q4 & FY 2025 and 2026 OUTLOOK Strong Q4/25 and FY 2025 results – Adj. EBIT margin expansion, Adj. EPS growth, strong FCF generation In Summary

In Summary 34 Q4 & FY 2025 and 2026 OUTLOOK Operational excellence positively impacting margin performance in 2025 and 2026

In Summary 35 Q4 & FY 2025 and 2026 OUTLOOK Solid Outlook, including further margin expansion and EPS growth, and continued strong FCF generation

In Summary 36 Q4 & FY 2025 and 2026 OUTLOOK Focused on shareholder value creation – raised dividend for 16th consecutive year, expect to repurchase all shares available under current buyback authorization during 2026

In Summary 37 Q4 & FY 2025 and 2026 OUTLOOK We remain confident in executing our proven strategy and driving EPS growth, together with strong FCF

38 Q4 & FY 2025 and 2026 OUTLOOK Q&A

39 Q4 & FY 2025 and 2026 OUTLOOK Q4 2025 Results Appendix

40 Q4 & FY 2025 and 2026 OUTLOOK Q4 2025 Reconciliation of Reported Results Excluding: (1) Other Expense (Income), Net and (2) Amortization of Acquired Intangible Assets $Millions, except for share figures Reported (1) (2) Adjusted Income Before Income Taxes $ 114 $ 629 $ 29 $ 772 % of Sales 1.1% 7.1% Income Tax Expense $ 111 $ 37 $ 3 $ 151 % of Pretax 97.4% 19.6% Income Attributable to Non-Controlling Interests $ (4) $ - $ - $ (4) Adjusted Net Income Attributable to Magna1 $ (1) $ 592 $ 26 $ 617 Adjusted Diluted Earnings Per Share $ 0.00 $ 2.09 $ 0.09 $ 2.18 1 Adjusted Net Income Attributable to Magna represents Net Income excluding Other expense (income), net and Amortization of Acquired Intangible Assets

41 Q4 & FY 2025 and 2026 OUTLOOK Q4 2024 Reconciliation of Reported Results Excluding: (1) Other Expense (Income), Net and (2) Amortization of Acquired Intangible Assets $Millions, except for share figures Reported (1) (2) Adjusted Income Before Income Taxes $ 381 $ 228 $ 28 $ 637 % of Sales 3.6% 6.0% Income Tax Expense $ 147 $ (29) $ 6 $ 124 % of Pretax 38.6% 19.5% Income Attributable to Non-Controlling Interests $ (31) $ - $ - $ (31) Adjusted Net Income Attributable to Magna1 $ 203 $ 257 $ 22 $ 482 Adjusted Diluted Earnings Per Share $ 0.71 $ 0.90 $ 0.08 $ 1.69 1 Adjusted Net Income Attributable to Magna represents Net Income excluding Other expense (income), net and Amortization of Acquired Intangible Assets

42 Q4 & FY 2025 and 2026 OUTLOOK Q4 2025 vs Q4 2024 Sales Performance vs Market Reported Organic1 Performance vs Weighted Global Production (Weighted GoM) Body Exteriors & Structures 5% 2% 3% Power & Vision 1% (2%) (1%) Seating Systems 8% 6% 7% Complete Vehicles (10%) (17%) (16%) TOTAL SALES 2% (1%) 0% Unweighted Production Growth (1%) Weighted Production Growth2 (1%) 1 Organic Sales represents sales excluding acquisitions net of divestitures and FX movements 2 Calculated by applying Magna geographic sales weighting, excluding Complete Vehicles, to regional production

43 Q4 & FY 2025 and 2026 OUTLOOK 2025 vs 2024 Sales Performance vs Market Reported Organic1 Performance vs Weighted Global Production (Weighted GoM) Body Exteriors & Structures (2%) (2%) (1%) Power & Vision (1%) (3%) (2%) Seating Systems 2% 1% 2% Complete Vehicles (7%) (10%) (9%) TOTAL SALES (2%) (3%) (2%) Unweighted Production Growth 3% Weighted Production Growth2 (1%) 1 Organic Sales represents sales excluding acquisitions net of divestitures and FX movements 2 Calculated by applying Magna geographic sales weighting, excluding Complete Vehicles, to regional production

44 Q4 & FY 2025 and 2026 OUTLOOK Q4 2025 vs Q4 2024 Segment Impact on Adjusted EBIT % of Sales ($Millions) Sales Adjusted EBIT Adjusted EBIT as a Percentage of Sales 4th Quarter of 2024 $ 10,628 $ 689 6.5% Increase (Decrease) Related to: Body Exteriors & Structures $ 185 $ 94 0.8% Power & Vision $ 55 $ (69) (0.7%) Seating Systems $ 122 $ 69 0.6% Complete Vehicles $ (141) $ (6) 0.0% Corporate and Other $ (1) $ 37 0.3% 4th Quarter of 2025 $ 10,848 $ 814 7.5%

Geographic Sales

Q4 2025 vs Q4 2024


North America
$4.8B
$5.1B
Production (3%)
Europe
$3.9B
$4.2B
Production 3%
Asia
$1.7B
$1.4B
Asia Production (2%)
China Production (2%)
Rest of World
$137M
$148M
ROW Production 5%
South America Production 5%
Q4 2024
Q4 2025

45 Q4 & FY 2025 and 2026 OUTLOOK

MAGNA

46 Q4 & FY 2025 and 2026 OUTLOOK Q4 2025 Financial Results ($Millions, unless otherwise noted) Q4 2024 Q4 2025 Change Sales 10,628 10,848 220 Adjusted EBIT 689 814 125 Interest Expense 52 42 10 Adjusted Pre-Tax Income 637 772 135 Adjusted Income Taxes 124 151 (27) Income Attributable to Non-Controlling Interests 31 4 27 Adjusted Net Income Attributable to Magna 482 617 135 Diluted Shares Outstanding (millions of shares) 285.9 282.7 (3.2) Adjusted Diluted EPS ($) 1.69 2.18 0.49 19.5% 19.6% 6.5% 7.5%

47 Q4 & FY 2025 and 2026 OUTLOOK Leverage Ratios as of December 31, 2025 ($Millions) Net Debt/ Adj. EBITDA Rating Agency Debt/EBITDA1 Cash and Cash Equivalents $ (1,612) - ST and LT Debt per Balance Sheet 4,712 $ 4,712 Leases and Other Credit Rating Agency Adjustments - 2,108 Net Debt / Rating Agency Debt $ 3,100 $ 6,820 LTM Adjusted EBITDA $ 3,911 $ 3,911 Credit Rating Agency Adjustments - 405 Adjusted EBITDA / Rating Agency EBITDA $ 3,911 $ 4,316 Leverage at December 31, 2025 0.79x 1.58x 1 "Rating Agency" Debt/EBITDA reflects estimated Moody's adjustments and resulting calculation as of December 31, 2025

48 Q4 & FY 2025 and 2026 OUTLOOK